Exhibit 12 .1

TPG RE Finance Trust, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Six Months Ended June 30, 2018		Year Ended December 31, 2017		Year Ended December 31, 2016		Year Ended December 31, 2015		Period from December 18, 2014 (inception) to December 31, 2014
Fixed Charges (Interest Expense)	$56,152		$78,268		$61,649		$47,564		$1,518
Income (loss) (before income taxes)	$51,757		$94,498		$69,962		$60,967		$(8,248)

Earnings	$107,909		$172,766		$131,611		$108,531		$(6,730)
Ratio of Earnings to Fixed Charges	1.92	x	2.21	x	2.13	x	2.28	x	N/A